October 11, 2006

By Edgar and Fax

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Kforce Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 3, 2006
File No. 000-26058

Dear Mr. Spirgel:

This letter is in response to the United States Securities and Exchange Commission (the SEC) Comment Letter to Kforce Inc. (Kforce) dated September 27, 2006 (the Comment Letter). In the Comment Letter, you included one additional comment in response to Kforce’s supplemental response letter to the SEC dated July 13, 2006, and Kforce’s Form 10-Q for the Quarterly Period Ended June 30, 2006.

We have keyed our responses below consistent with your comment. In connection with our responses to your comment, Kforce acknowledges the following:

•	Kforce is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC Staff comments or changes made by Kforce to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to Kforce’s filings; and

•	Kforce may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	We note your response to comment 6 and the disclosure in Note E to your Form 10-Q for the quarterly period ended June 30, 2006. Please respond to the following additional comments:

a.	We note in your response your intention to engage an independent valuation firm to assist you in valuing the intangible assets. If this is the reason for the purchase price allocation not being finalized, you should disclose this fact. Refer to paragraph 51h of SFAS 141.

Kforce Response

Kforce has engaged an independent valuation firm to assist in valuing intangible assets acquired in conjunction with the acquisition of PCCI; however, that valuation is not yet complete. In future filings, if the allocation of the purchase price of PCCI is not yet final, Kforce will disclose the item(s) that still remain outstanding per the requirement contained in paragraph 51h of Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” (SFAS 141).

b.	We note that you preliminarily allocated $5 million of the purchase price to customer list and non-compete agreements in the PCCI acquisition, and that your estimate was based on the average amounts assigned to customer lists and non-compete agreements in the Hall Kinion and VistaRMS acquisitions, as they are similar in nature to that of PCCI. Notwithstanding the fact that you have disclosed that the purchase price allocation is preliminary, you should have a reasonable basis for the estimated amounts recorded in your financial statements. Given that Hall Kinion, VistaRMS and PCCI are unrelated entities of different sizes and that they serve different markets and customers, we do not understand how this methodology results in a reasonable purchase price allocation. Please advise us and confirm that in future filings you will account for business combinations, including preliminary allocations, based upon the facts and circumstances of the acquired entity.

Kforce Response

Paragraph B183 of SFAS 141 contains the following guidance with regard to preliminary allocations of purchase price during the allocation period:

“The Board recognizes that completion of the allocation process that is required by Opinion 16 may sometimes require an extended period of time. For example, appraisals might be required to determine replacement cost of plant and equipment acquired, a discovery period may be needed to identify and value intangible assets acquired, and an actuarial determination may be required to determine the pension liability to be accrued.

If a business combination is consummated toward the end of an acquiring enterprise’s fiscal year or the acquired enterprise is very large or unusually complex, the acquiring enterprise may not be able to obtain some of the data required to complete the allocation of the cost of the purchased enterprise for inclusion in its next annual financial report. In that case, a tentative allocation might be made using the values that have been determined and preliminary estimates of the values that have not yet been determined. The portions of the allocation that relate to the data that were not available subsequently are adjusted to reflect the finally determined amounts, usually by adjusting the preliminary amount with a corresponding adjustment of goodwill.”

Based on the above guidance, since Kforce had not yet finalized the valuation of customer lists (including customer relationships and contracts) as of March 31, 2006 and June 30, 2006, Kforce preliminarily estimated the values of intangible assets acquired. Although we considered cumulative knowledge gained through our prior acquisitions, we based our preliminary estimate on an initial assessment of all potential identifiable intangible assets, which included a review of specific PCCI customer relationships and contracts acquired. Kforce management confirms that, in future filings, we will continue to account for business combinations, including preliminary allocations, based upon the facts and circumstances of the acquired entity.

c.	We also note your representation that the customer lists include the value of customer relationships. You are required under SFAS 141 to separately identify and assign value to each acquired customer contract, and to account for each contract as a separate intangible asset. Explain to us your accounting for the customer contracts acquired in the PCCI acquisition and your basis for this accounting under GAAP.

Kforce Response

Kforce accounts for acquisitions of businesses in accordance with the requirements of SFAS 141, and Emerging Issues Task Force (EITF) Issue No. 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination” (EITF 02-17).

Pursuant to SFAS 141, Kforce utilizes the purchase method in accounting for acquisitions whereby the total purchase price is first allocated to the assets acquired and liabilities assumed, and any remaining purchase price is allocated to goodwill. Kforce recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

As discussed in Note E to our 10Q for the six months ended June 30, 2006, Kforce has not yet completed the purchase price allocation related to the PCCI acquisition. Consistent with previous acquisitions, Kforce has engaged a valuation expert to assist with the process of valuing intangible assets that are required to be recorded separate from goodwill under the provisions of paragraph 39 of SFAS 141. However, that valuation is not yet complete. As a part of that valuation process, Kforce will consider the provisions of EITF 02-17. Kforce recognizes there is value in customer relationships, customer contracts and customer lists. Based upon our review of the PCCI customer relationships, customer contracts and customer lists acquired and the guidance contained in EITF 02-17, Kforce will determine the value of each to be used for the final purchase price allocation, and will amortize those assets over their estimated useful lives. In completing the above valuations, Kforce will apply value to each customer contract or customer relationship, or will group customer contracts and customer relationships together for purposes of valuation when the useful lives and the pattern in which the economic benefits of the assets are consumed are similar. Subsequent to recording PCCI intangible assets acquired, Kforce will review the assets for impairment as appropriate, and to determine whether changes in the estimated useful lives of the assets are required.

Please feel free to contact me or our Chief Accounting Officer, Anthony B. Petitt, at (813) 552-5000 if you have questions on any of our responses above, or if we may be of assistance in any way.

Very Truly Yours,

/s/ Joseph J. Liberatore
Joseph J. Liberatore
Chief Financial Officer